UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar to Hold Annual General Meeting on October 18, 2010
     We, LDK Solar Co., Ltd., will hold our annual general meeting of shareholders at 10:00 a.m. Hong Kong time on October 18, 2010 at our Hong Kong office located at Unit 15, 35th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.
     Only holders of record of our ordinary shares at the close of business on Monday, September 20, 2010, New York time, are entitled to notice of, and to vote at, the annual general meeting to be held on Monday, October 18, 2010, or any adjournment or postponement thereof.
     Our 2009 annual report, including the notice of annual general meeting and the proposed resolutions to be considered and, if thought fit, adopted at the annual general meeting, is available on our website at http://investor.ldksolar.com. We also submitted a report on Form 6-K to the SEC that contains such annual report and notice of annual general meeting, which is available on the SEC’s website at http://www.sec.gov.
     For holders of our ordinary shares who require a hard copy of our 2009 annual report and notice of annual general meeting, we will mail a copy to such holders free of charge. Such request should be sent by mail, email or telephone to either of the following:

LDK Solar Co., Ltd. Unit 15, 35th Floor, West Tower Shun Tak Centre 200 Connaught Road Central Hong Kong Attn: CFO and Secretary Email: ir@ldksolar.com Tel: (852) 2291-6059	LDK Solar USA, Inc. 1290 Oakmead Parkway Suite 306 Sunnyvale, CA 94085 Attn: CFO and Secretary Email: judy@ldksolar.com Tel: (408) 245-0858
     Because the annual general meeting will be held on October 18, 2010 in Hong Kong, we recommend that holders of our ordinary shares submit such request for hard copies by September 20, 2010 to ensure timely delivery and to allow themselves sufficient time to review the 2009 annual report and proposed resolutions for the annual general meeting.
     For holders of our American depositary shares, or ADSs, the depositary, JPMorgan Chase Bank, N.A., will set a record date to establish the holders of ADSs entitled to provide it with voting instructions with respect to the annual general meeting. For registered holders of ADSs on such record date, the depositary will forward to them information regarding such meeting and ask them to provide it with their voting instructions with respect to the shares represented by their ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the depository. For voting instructions to be valid, holders of our ADSs must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive their voting instructions in the manner and on or before the date specified. The depositary will try, as far as practical, subject to the provisions of or governing the underlying shares, to vote or to have its agents vote the shares as holders of our ADSs instruct. The depositary will only vote or attempt to vote as such holders instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.
     Our press release issued on August 25, 2010 is attached hereto as Exhibit 99.4.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
	By:	/s/ Jack Lai
	Name:	Jack Lai
Date: August 25, 2010	Title:	Chief Financial Officer

EXHIBIT 99.4: PRESS RELEASE
LDK Solar to Hold Annual General Meeting on October 18, 2010
XINYU CITY, China and SUNNYVALE, Calif., August 25, 2010 — LDK Solar Co., Ltd. (NYSE:LDK), a leading manufacturer of multicrystalline solar wafers and PV products, announced today that it will hold its annual general meeting of shareholders at 10:00 a.m. Hong Kong time on October 18, 2010 at its Hong Kong office located at Unit 15, 35th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.
Only holders of record of LDK Solar’s ordinary shares at the close of business on Monday, September 20, 2010, New York time, are entitled to notice of, and to vote at, the annual general meeting to be held on Monday, October 18, 2010, or any adjournment or postponement thereof.
LDK Solar’s 2009 Annual Report, including the notice of annual general meeting and the proposed resolutions to be considered and, if thought fit, adopted at the annual general meeting, is available on LDK Solar’s website at http://investor.ldksolar.com. LDK Solar also submitted a report on Form 6-K to the SEC that contains such annual report and notice of annual general meeting, which is available on the SEC’s website at http://www.sec.gov.
If you are a holder of ordinary shares of LDK Solar and require a hard copy of LDK Solar’s 2009 Annual Report and notice of annual general meeting, LDK Solar will mail a copy to you free of charge. Please send your request by mail, email or telephone to either of the following:

LDK Solar Co., Ltd. Unit 15, 35th Floor, West Tower Shun Tak Centre 200 Connaught Road Central Hong Kong Attn: CFO and Secretary Email: ir@ldksolar.com Tel: (852) 2291-6059	LDK Solar USA, Inc. 1290 Oakmead Parkway Suite 306 Sunnyvale, CA 94085 Attn: CFO and Secretary Email: judy@ldksolar.com Tel: (408) 245-0858
Because the annual general meeting will be held on October 18, 2010 in Hong Kong, LDK Solar recommends that you submit such request for hard copies by September 20, 2010 to ensure timely delivery and to allow yourself sufficient time to review the 2009 Annual Report and proposed resolutions for the annual general meeting.
NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES. If you are a holder of LDK Solar’s American depositary shares, or ADSs, the depositary, JPMorgan Chase Bank, N.A., will set a record date to establish the holders of ADSs entitled to provide it with voting instructions with respect to the annual general meeting. If you are a registered holder of ADSs on such record date, the depositary will forward to you information regarding such meeting and ask you to provide it with your voting instructions with respect to the shares represented by your ADSs. Holders of LDK Solar’s ADSs who wish to exercise their voting rights for the underlying shares must act through the depository. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, as far as practical, subject to the provisions of or governing the underlying shares, to vote or to have its agents vote the shares as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules, and engages in project development activities in selected segments of the PV market. Through its broad product offering of mono and multicrystalline solar wafers and modules, LDK Solar provides its customers with a full spectrum of solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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